USP SECURITIES CORPORATION

Financial Statements and Schedules

As of and for the Year Ended December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025**   AND ENDING **12/31/2025**

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **USP Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14201 Dallas Parkway

                               (No. and Street)

Dallas	**TX**	**75254**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy Wons	**972-763-3837**	**twons@uspi.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

                      (Name – if individual, state last, first, and middle name)

2200 Ross Avenue	**Dallas**	**TX**	**75254**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Wons _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of USP Securities Corporation _____, as of March 18 _____, 2 026 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RENE GOMES CAMPOS
Notary Public, State of Texas
Comm. Expires 04-19-2027
Notary ID 134313651

Rene Gomes Campos 3/18/26

Signature: _____

Title: President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC 7 AUP Report

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue
Dallas, TX 75201-6778
USA

Tel: + 1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of USP Securities Corporation and the Audit Committee of Tenet Healthcare Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of USP Securities Corporation (the "Company") as of December 31, 2025, and the related statements of operations, changes to shareholder's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 And Information Relating to the Possession or Control Requirements Under Rule 15c3-3 as of December 31, 2025 (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.



March 18, 2026

We have served as the Company's auditor since 2015

USP SECURITIES CORPORATION

Financial Statements

As of and for the Year Ended December 31, 2025

CONTENTS

Assets		
Cash	$	109,999
Due from related parties		2,367
Prepaid expenses		11,050
Total assets	$	123,416
Liabilities		
Total liabilities	$	—
Shareholder's Equity		
Shareholder's equity:		
Common stock, no par value. Authorized, issued, and outstanding 1,000 shares	$	1,549,798
Accumulated deficit		(1,426,382)
Total shareholder's equity		123,416
Total liabilities & shareholder's equity	$	123,416

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Operations

As of and for the year ended December 31, 2025

Revenue	$	—
Expenses:		
Regulatory fees and allocated expenses		69,115
Net loss	$	(69,115)

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Changes to Shareholder's Equity

As of and for the year ended December 31, 2025

		Common stock	Accumulated Deficit	Total
Balance, January 1, 2025 (Note 8)	$	1,477,774	(1,357,267)	120,507
Contributions of capital by parent		72,024		72,024
Net loss		—	(69,115)	(69,115)
Balance, December 31, 2025	$	1,549,798	(1,426,382)	123,416

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Cash Flows

As of and for the year ended December 31, 2025

Cash flows from operating activities:		
Net loss	$	(69,115)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in prepaid expenses		(2,567)
Change in due to/due from related parties		(11,102)
Net cash used in operating activities		(82,784)
Cash flows from financing activities – contributions of capital by parent		72,024
Net change in cash		(10,760)
Cash balance, beginning of year		120,759
Cash balance, end of year	$	109,999

See accompanying notes to financial statements.

(1) Organization and Operations

USP Securities Corporation (the Company) was incorporated in Tennessee on May 5, 1999 as a broker-dealer in securities. The Company is a wholly owned subsidiary of USPI Holding Company, Inc. (together with its subsidiaries, "USPI") which is a wholly-owned subsidiary of Tenet Healthcare Corporation (Tenet). USPI will be herein referred to as the Parent.

The Company is licensed as a fully disclosed broker-dealer by the Financial Industry Regulatory Authority (FINRA). As such, the Company does not carry security accounts for customers or perform custodial functions for customer securities. The Company was formed to meet the U.S. Securities and Exchange Commission (SEC) and the FINRA requirements with respect to offering shares of affiliates of USPI to qualified investors through agents who are required to be registered by the FINRA. As such, the Company was formed to provide for the registration of these agents.

The Company has had no significant revenue since its inception on May 5, 1999.

The Company is dependent upon its Parent and affiliates to provide personnel, certain administrative services, and capital, as necessary, in order to fund operations.

(2) Going Concern

The accompanying financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company does not generate revenue, has incurred recurring losses from operations, expects to do so in the future and has relied upon capital contributions from the Parent to fund operating activities and maintain compliance with regulatory requirements. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. As of the date the financial statements were issued, the Parent has committed that they will provide additional capital as needed to meet the Company's obligations as they come due to continue as a going concern for at least one year following the date the financial statements are issued.

(3) Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management regularly evaluates the accounting policies and estimates that are used. In general, management bases the estimates on historical experience and on assumptions that it believes to be reasonable given the particular circumstances in which the Company operates. Although management believes all adjustments considered necessary for fair presentation have been included, actual results may vary from those estimates.

Expense Recognition — Regulatory fees and allocated expenses are recorded on the accrual basis of accounting, as incurred. The Company is enrolled in FINRA's E-Bill system and periodically funds a Flex Funding Account that is owned and managed by FINRA. This arrangement enables the Company to manage their financial obligations related to regulatory (e.g. licensing and registration) fees in an efficient and secure manner. The Flex Funding Account enables both withdrawals and deposits and FINRA may automatically withdraw or deposit funds in accordance with agreed upon terms. While the Company may request a refund of funds transferred, the Company's intent is for the Flex Funding Account to be funded sufficient to cover immediate expected expenditures and

does not maintain a fund balance in excess of reasonable annual expenditures processed through the account at any given point in time. The Company records transfers into the Flex Funding Account as prepaid expense on the statement of financial position at the time of funding. The prepaid expense is recognized as regulatory fees and allocated expenses in the statement of operations as expenses are incurred. Voluntary rebates may be offered by FINRA which are recognized as a reduction of the associated expenditures within regulatory fees and allocated expenses in the statement of operations. During the year ended December 31, 2025 approximately $8,844 of expenditures were withdrawn from the account and the Company received approximately $1,242 of discretionary regulatory fee rebates from FINRA. The ending balance of the Flex Funding Account is $1,524 as of December 31, 2025 and recognized as a prepaid expense in the statement of financial position.

Cash and Cash Equivalents — Cash and cash equivalents approximate fair value and may include cash held on deposit and money market investments. The Company treats highly liquid investments with original maturities of three months or less as cash equivalents. As of December 31, 2025 all cash is held at Truist Bank.

Prepaid Expenses — Prepaid expenses represent payments made in advance for goods and services to be received in future periods and recorded as assets which are either amortized over the period of expected benefit or expensed as the related goods or services are consumed.

Due from Related Parties — Due from related parties primarily reflect short-term intercompany funding and cost-sharing activity. Balances are settled as part of an annual funding process via a wire from USP Texas, L.P. ("USP"), a wholly owned subsidiary of USPI, and are presented at their carrying amounts, which approximate fair value.

Segment Reporting - The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of service to offer shares of affiliates of USPI to qualified investors through agents who are registered by FINRA. The Company has identified Tim Wons (USPI Vice President, Corporate Development) as the chief operating decision maker (CODM), who uses net loss to evaluate the results of the Company, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(4)   Income Taxes

The Company's results of operations are included and utilized in the US federal income tax returns of USPI. USPI allocates taxes to the Company on a separate-return basis, whereby current and deferred taxes are allocated to the Company pursuant to the asset and liability method as if the Company were a separate taxpayer. For balance sheet purposes, such allocations are recorded in the due to related party account, which is a component of ownership equity. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, which principally relate to net operating loss carryforwards. Income tax receivables and liabilities and deferred tax assets and liabilities are recognized based on the amounts that more likely than not will be sustained upon ultimate settlement with taxing authorities.

USPI assesses the realization of the deferred tax assets of its subsidiaries, including the Company, to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, USPI determines whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The main factors that are considered include:

- Cumulative profits/losses in recent years, adjusted for certain nonrecurring items;

- Income/losses expected in future years;

- Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels;

- The availability, or lack thereof, of taxable income in prior carryback periods that would limit realization of tax benefits; and

- The carryforward period associated with the deferred tax assets and liabilities.

USPI has allocated no income tax expense (benefit) on a separate-return basis for the year ended December 31, 2025, as the Company has a deferred tax asset of $302,603 for which there is a full valuation allowance recorded against it.

The Company determines whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company reviews and evaluates tax positions in the jurisdictions in which the Company operates and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the tax jurisdictions where the Company is organized and where the Company operates; however, no reserves for uncertain tax positions were required to have been recorded. The Company's tax returns remain open for examination by major tax jurisdictions, including U.S. Federal and states, for the amount of time specified under their applicable statutes of limitations (with limited exceptions). The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

(5) Related Party Transactions

The Company entered into an expense sharing agreement (the Agreement) with USP Texas, L.P. ("USP"), a wholly owned subsidiary of USPI. The Agreement requires USP to allocate a portion of its expenses to the Company for rent, utilities, offering expenses, and shared personnel costs. This allocation totaled $6,027 in 2025 and is included in the regulatory fees and allocated expenses in the accompanying statement of operations. Additionally, the Parent pays for direct expenses on behalf of the Company which are also included in regulatory fees and allocated expenses in the accompanying statement of operations. The Company reimburses the Parent for these allocated expenses on at least an annual basis. As of December 31, 2025, no amounts were to USP or the Parent.

As of December 31, 2025, $2,367 is due from the Parent and is included as due from related parties in the statement of financial position. The due from related parties is attributable to reimbursement and allocation timing.

(6)   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2025, the Company had net capital of $109,999 which exceeded the minimum required amount by $104,999. At December 31, 2025, the Company had no aggregate indebtedness.

(7)   Rule 15c3-3 and Regulatory Filings

The Company is exempt from rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(8)   Correction of Prior Period Misstatement

Subsequent to the issuance of the Company's financial statements for the year ended December 31, 2024, the Company identified a misstatement related to the timing of expense recognition for the FINRA annual member renewal fee. The Company expensed the renewal fee upon payment, however the service period was determined to be solely attributable to the following fiscal year and as such represented a prepaid expense as of December 31, 2024 resulting in an understatement of prepaid expenses and overstatement of regulatory fees and allocated expenses of $8,483.

The Company evaluated the materiality of this misstatement from a quantitative and qualitative perspective and concluded the misstatement is not material to the prior period.

The Company has restated the beginning balance of accumulated deficit as of January 1, 2025 to correct for this immaterial misstatement as presented below:

Statement of Changes to Shareholder's Equity as of December 31, 2025

	As previously reported	Prior-period adjustment	As restated
Beginning Accumulated Deficit	$ (1,365,750)	$ 8,483	$ (1,357,267)
Beginning Total Shareholder's Equity	112,024	8,483	120,507

(9)   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 through the date the financial statements were issued, and has determined there were no subsequent events that would require recognition or disclosure in the Company's financial statements.

USP SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2025

Net capital:		
Shareholder's equity per the accompanying financial statements	$	123,416
Deductions and/or charges		(13,417)
Net capital		109,999
Basic net capital requirements:		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	104,999
Total aggregate indebtedness	$	—
Ratio of aggregate indebtedness to net capital		0.0 to 1.0

Note: The above computation does not materially differ from the computation of net capital prepared by the Company as of December 31, 2025 and filed with the Financial Industry Regulatory Authority on March 18, 2026 on Form X-17a-5.

See accompanying report of independent registered public accounting firm.

USP SECURITIES CORPORATION

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

And Information Relating to the Possession or Control Requirements Under Rule

15c3-3 December 31, 2025

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:
  The Company is exempt from the computation for the determination of customer account reserve requirements because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Information Relating to the Possession or Control Requirements as required by Rule 15c3-3:
  Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

See accompanying report of independent registered public accounting firm.

Exemption Report

USP Securities Corporation (the "Company") is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5. "Reports to be made by certain brokers and dealers"). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, and

2. The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) and is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because its business is limited to the business of offering for subscription certain direct participation program interests as an agent of United Surgical Partners International, the sponsor of these programs and an affiliate of the Company. During the reporting period, the Company: (1) did not, directly or indirectly, receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Exchange Act Rule 15c3-3).

USP Securities Corporation

I, Timothy Wons, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President/CCO

March 17, 2026

14201 Dallas Parkway
Dallas, TX 75254
972-763-3500



Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue
Dallas, TX 75201-6778
USA

Tel: + 1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of USP Securities Corporation and the Audit Committee of Tenet Healthcare Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report") in which USP Securities Corporation (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") because the Company limited its business activities exclusively to: (1) offering for subscription certain direct participation program interests as an agent of United Surgical Partners International, the sponsor of these programs and an affiliate of the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the year ended December 31, 2025, without exception. The Company's management is responsible for its compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74.

Deloitte & Touche LLP

March 18, 2026



Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue
Dallas, TX 75201-6778
USA

Tel: + 1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of USP Securities Corporation and the Audit Committee of Tenet Healthcare Corporation:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2025. Management of USP Securities Corporation (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting the Company and SIPC (the "specified parties") in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness or the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with the attestation standards established by the American Institute of Certified Public Accountants and the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.



March 18, 2026